Exhibit 99.12

Re:	Lockheed Martin Corporation Exchange Offer

Dear Participant:

According to our records, you participate in the Sandia Corporation Savings and Income Plan (the “Plan”), which permits the investment of a portion of your Plan account in the Company Common Stock Fund, a fund that invests in shares of Lockheed Martin Corporation (“LMC”). LMC has announced that pursuant to an exchange offer, each LMC stockholder, including the Sandia Corporation Savings and Income Plan, is being offered the opportunity to receive shares of Abacus Innovations Corporation, a Delaware corporation and wholly-owned subsidiary of LMC (“Splitco”) in exchange for shares of LMC common stock, subject to certain terms and conditions (the “Exchange Offer”). You do not need to take any action related to this Exchange Offer, because the Investment Committee has appointed State Street Bank and Trust Company (State Street) as an independent fiduciary of the Company Common Stock Fund to make certain decisions relating to the Exchange Offer.

Please note that the Exchange Offer will not affect your ability to buy additional units in the Company Common Stock Fund through contributions or transfers. This is not a change in or removal of the Company Common Stock Fund from the Plan.

This letter provides background information on the Exchange Offer and State Street’s role.

Background on Exchange Offer

Prior to the closing of the Exchange Offer, Splitco will own, directly and through subsidiaries, the business and operations of LMC’s Information Systems & Global Solutions (“IS&GS”) business segment as reported in LMC’s 2015 Form 10-K Annual Report. Immediately following the consummation of this Exchange Offer, a special purpose merger subsidiary of Leidos Holdings, Inc. (“Leidos”) named Lion Merger Co. will be merged with Splitco, and Splitco, as the surviving company, will become a wholly-owned subsidiary of Leidos (the “Merger”). In the Merger, each issued and outstanding share of Splitco common stock will be converted into the right to receive one share of Leidos common stock. Accordingly, shares of Splitco common stock will not be traded separately, and shareholders participating in the Exchange Offer will receive shares of Leidos common stock in exchange for their LMC shares. No trading market currently exists, or will ever exist, for shares of Splitco common stock.

State Street Role

As the independent fiduciary for the Company Common Stock Fund for purposes of this exchange, State Street will decide whether or not to participate in the Exchange Offer. In addition, because the Plan does not contemplate holding Leidos Stock, either within the Company Common Stock Fund or in a separate fund, to the extent that State Street decides to participate in the Exchange Offer, State Street will be responsible for prudently liquidating any Leidos stock received and reinvesting the proceeds into LMC Stock within the Company Common Stock Fund.

Also, although this is unlikely, if not enough shares of LMC common stock are tendered to allow LMC to exchange all of its shares of Splitco common stock, and LMC and Leidos are prepared to consummate the Merger, LMC intends to distribute the remaining shares of Splitco common stock on a pro rata basis to the LMC stockholders whose shares of LMC common stock remain outstanding after consummation of the Exchange Offer. Immediately after the distribution and on the closing date of the Merger, each share of Splitco common stock will be converted into one share of Leidos common stock. In that circumstance, State Street would also be responsible for liquidating the Leidos stock received by the Plan and reinvesting the proceeds into LMC Stock within the Company Common Stock Fund.

There is no action needed on your part in either situation.

As an independent fiduciary to the Plan, State Street is required to make decisions based solely on what is in the best interest of Plan participants and beneficiaries as a whole. State Street has been selected for this independent fiduciary role because of its extensive experience and expertise in acting as an independent fiduciary for company stock funds as part of mergers and other corporate transactions and the special issues that they may present.

Potential Blackout

If State Street decides to participate in the Exchange Offer, there will be a blackout on participant activity in the Company Common Stock Fund (including loans, withdrawals, distributions, and investment changes) beginning two business days before the Exchange Offer deadline and lasting until the exchange is completed. The Blackout Period is necessary to accurately process the Exchange Offer for a 401(k) plan. The Exchange Offer will not affect your ability to buy additional units in the Company Common Stock Fund through contributions or transfers. Additional information will be provided to you on the potential blackout timing once available.

Federal law generally requires that you be furnished notice of a blackout period at least 30 days in advance of the last date on which you could exercise your affected rights immediately before commencement of the blackout period so that you have sufficient time to consider the effect of a blackout period on your retirement plans. Federal law also permits less than 30 days advance notice in circumstances outside of the control of the Plan Administrator for the Plans. The Plan Administrator cannot determine whether or when the Blackout Period actually occurs until the regulatory review of the Exchange Offer is completed. Notice of the Blackout Period is being provided to you at the time of the public announcement of the Exchange Offer and as soon as possible after completion of the required regulatory review.

No action is required on your part. However, if you would like to request changes to your account or obtain additional information, log on to Fidelity NetBenefits® at www.401k.com or call the Sandia Savings Plan Information and Transaction line 800-240-4015 Monday through Friday, between 8:30 a.m. and midnight Eastern time.

For more information about the Exchange Offer, please refer to www.401k.com.